Certificate of Designations of the Preferred Stock
of
a21, Inc.
To be Designated
Series A Preferred Stock

a21, Inc., a Texas corporation (the “Corporation”), pursuant to authority conferred on the Board of Directors of the Corporation by the Articles of Incorporation and pursuant to the provisions of Article 2.13 of the Texas Business Corporation Act certifies that the Board of Directors of the Corporation, pursuant to a meeting of the Board of Directors, duly adopted the following resolutions:

WHEREAS: The Board of Directors of the Corporation previously designated a series of preferred stock designated “Series A Preferred Stock”, consisting of 15,000 shares of the Corporation’s issued and outstanding shares of preferred stock (the “Old Series A Preferred”) and the Corporation filed such designation with the Secretary of State of the State of Texas on October 12, 2005; and

WHEREAS: There are currently no outstanding shares of Old Series A Preferred;

RESOLVED: That, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of its Articles of Incorporation (hereinafter, “Articles”), the Board of Directors of the Corporation hereby eliminates the Old Series A Preferred and all reference to the Old Series A Preferred from the Corporation’s Articles.

RESOLVED: That, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation in accordance with the provisions of its Articles, the Board of Directors of the Corporation hereby establishes a new series of preferred stock, consisting of 10,000 shares, $0.001 par value, to be designated “Series A Preferred Stock” (hereinafter “Series A Preferred Stock”); that the Board of Directors be and hereby is authorized to issue such shares of Series A Preferred Stock from time to time and for such consideration and on such terms as the Board of Directors shall determine; and that, subject to the limitations provided by law and by the Articles, the powers, designations, preferences and relative, participating, optional or other special rights of, and the qualifications, limitations or restrictions upon, the Series A Preferred Stock shall be as follows:

SERIES A PREFERRED STOCK.

1.  Dividends. The holders of record of the shares of Series A Preferred Stock shall be entitled to the same dividend rights as the holders of the shares of Common Stock and shall share in all dividends declared on Common Stock as if each share of Series A Preferred Stock was converted into a corresponding number of shares of Common Stock pursuant to the terms of the Exchange Agreement executed by and among the Corporation and the holders of the Series A Preferred Stock as of May 15, 2006, as such agreement may be amended, modified or restated (the “Exchange Agreement”). The holders of record of the shares of Series A Preferred Stock shall be entitled to all of the other rights, and are subject to the obligations, contained in the Exchange Agreement

2.  Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid in the aggregate out of the assets of the Corporation available for distribution to its stockholders, but before any payment shall be made to the holders of shares of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock, by reason of their ownership thereof, an amount equal to the greater of (i) their prorata share, on an as if exchanged basis, of the assets of the Corporation available for distribution to its holders of Common Stock (as if exchanged for shares of Common Stock at the rate contained in the Exchange Agreement), and (ii) $315 per share of Series A Preferred Stock, as adjusted, plus five percent (5%) per annum, compounded annually, computed from the original issue date through and including the date of such distribution (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such Series A Preferred Stock). The amount distributable in accordance with the foregoing sentence shall be paid to the holders of shares of Series A Preferred Stock on a pro rata basis, based on the number of shares of Series A Preferred Stock held by each. If upon any such liquidation, dissolution or winding up of the Corporation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock, the full amount to which they each shall be entitled, the holders of shares of such Series A Preferred Stock, and any class or series of stock ranking on liquidation on a parity with such Series A Preferred Stock, shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)  After the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation on a parity with the Series A Preferred Stock upon the dissolution, liquidation or winding up of the Corporation, the remaining assets and funds of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock (assuming for this purpose that shares of Series A Preferred Stock were retired and not converted or otherwise exchanged into shares of Common Stock) and any other class or series of stock entitled to participate in liquidation distributions with the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each.

3.  Voting. Each holder of outstanding shares of Series A Preferred Stock shall have no voting rights and shall not be entitled to notice of meetings of the stockholders, except as otherwise expressly provided by nonwaivable provisions of applicable law.

4.  Amendment or Waiver. Any of the rights of the holders of Series A Preferred Stock set forth herein may be amended or waived by the affirmative vote of the holders of at least one-half of the shares of Series A Preferred Stock then outstanding, provided any such amendment or waiver affects all such holders in the same manner.

IN WITNESS WHEREOF, this Certificate of Designations of the Preferred Stock of a21, Inc. has been signed by the Chief Executive Officer this 15th day of May, 2006.

a21, Inc.

By:	/s/ Albert Pleus
Chief Executive Officer